           THIS DOCUMENT IS A COPY OF THE FORM SCHEDULE TO-I FILED ON AUGUST 23, 2001 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                  (RULE 13E-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               -------------------

                              WOLVERINE TUBE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               -------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
             HAVING AN EXERCISE PRICE OF $20.00 PER SHARE OR GREATER
                         (Title of Class of Securities)

                               -------------------

                                    978093102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                               -------------------

                             JOHANN R. MANNING, JR.
           SENIOR VICE PRESIDENT, HUMAN RESOURCES AND GENERAL COUNSEL
                              WOLVERINE TUBE, INC.
                       200 CLINTON AVENUE WEST, SUITE 1000
                            HUNTSVILLE, ALABAMA 35801
                                 (256) 890-0460
                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:
                                Michael D. Waters
                                  Suzanne Ashe
                               Balch & Bingham LLP
                       1901 Sixth Avenue North, Suite 2600
                            Birmingham, Alabama 35203
                                 (205) 251-8100

                            CALCULATION OF FILING FEE

================================================================================
          TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
      ------------------------------             ---------------------------
                $12,549,083                                $2,510
================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 858,010 shares of common stock of Wolverine Tube, Inc. having an aggregate value of $12,549,083 as of August 16, 2001 will be cancelled and exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid:    Not applicable.
                    Form or Registration No.:  Not applicable.
                    Filing Party:              Not applicable.
                    Date Filed:                Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]        third-party tender offer subject to Rule 14d-1.
     [X]        issuer tender offer subject to Rule 13e-4.
     [ ]        going-private transaction subject to Rule 13e-3.
     [ ]        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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ITEM 1.      SUMMARY TERM SHEET.

         The information set forth under the section entitled "Summary Term Sheet" in the Offer to Exchange Outstanding Options, dated August 23, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.      SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Wolverine Tube, Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive office is 200 Clinton Avenue West, Suite 1000, Huntsville, Alabama 35801, (256) 890-0460. The information set forth in the Offer to Exchange under Section 9 ("Information About Wolverine Tube, Inc.") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible option holders to cancel and exchange, for compensatory purposes, any and all outstanding options to purchase shares of Wolverine common stock that have an exercise price of $20.00 or greater granted under the Company's 1993 Equity Incentive Plan, as amended and restated, 1993 Stock Option Plan for Outside Directors, as amended and restated, or granted outside these plans pursuant to a certain Non-Qualified Stock Option Agreement (collectively, the "Eligible Options"). In exchange for the Eligible Options that the Company accepts for cancellation and exchange, the Company will grant replacement stock options to purchase one share of its common stock for every two shares underlying the exchanged options, subject to adjustments for any stock splits, stock dividends and similar events. All optionees who are U.S. or Canadian employees, officers or directors of the Company or any of its subsidiaries are eligible to participate in the option exchange. The replacement options will have the terms set forth in, and the tender, acceptance, cancellation and exchange of the Eligible Options will be effected in accordance with and subject to the conditions described in, the Offer to Exchange and the accompanying forms of Election to Exchange Eligible Options and Notice of Change of Election, which are attached to this Schedule TO as Exhibits (a)(2) and (a)(3). In the aggregate, there are 858,010 shares of the Company's common stock underlying the Eligible Options. The information set forth in the Offer to Exchange in the section entitled "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.      IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above and in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Company is both the filing person and the subject company.




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

ITEM 4.      TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange in the section entitled "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedure for Electing to Exchange Options"), Section 4 ("Withdrawal or Change of Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"),
Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Material U.S. Tax Consequences"),
Section 15 ("Material Canadian Tax Consequences"), and Section 16 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference. The description of our common stock set forth under the heading "Description of Capital Stock" in our registration statement on Form S-1 (Registration No. 33-65148), having an effective date of August 12, 1993, including amendments thereto, as supplemented by the rights registered on Form 8-A, filed February 22, 1996, is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The offer is being conducted for the compensatory purposes described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.



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

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d) Not applicable.

ITEM 8.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10.     FINANCIAL STATEMENTS.

         (a) The information set forth in (1) the section entitled "Financial Statements and Supplementary Data" on pages F-1 to F-29 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and (2) the section entitled "Financial Statements" on pages 1 to 9 of the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2001 is incorporated herein by reference. Copies of the Annual Report and the Quarterly Report may be obtained free of charge upon request to the Company and may be inspected and copied free of charge at the Company's principal executive offices, or may be accessed from the website of the Securities and Exchange Commission at www.sec.gov. The information set forth in the Offer to Exchange under Section 10 ("Financial Information") is incorporated herein by reference.

         (b) Not applicable.

ITEM 11.     ADDITIONAL INFORMATION.

         (a) (1) The information set forth in the Offer to Exchange under
Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

             (2) The information set forth in the Offer to Exchange under
Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

             (3) - (5)   Not applicable.

         (b) Not applicable.



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

ITEM 12. EXHIBITS.

       (a)      (1)     Offer to Exchange, dated August 23, 2001.

                (2)     Form of Election to Exchange Eligible Options.

                (3)     Form of Notice of Change of Election.

                (4)     Form of Confirmation of Receipt.

                (5)     Form of Cover Letter to Eligible Option Holders.

                (6) Form of E-mail Communication to Eligible Employees, Officers and Directors.

                (7) Form of Reminder E-mail Communication to Eligible Employees, Officers and Directors.

                (8)     Press release dated August 23, 2001.

                (9) Wolverine Tube, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

                (10) Wolverine Tube, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001, filed with the Securities and Exchange Commission on August 15, 2001 and incorporated herein by reference.

         (b)      Not applicable.

         (d)    (1)     Wolverine Tube, Inc. 1993 Equity Incentive Plan, as
                        amended and restated, incorporated by reference to Annex
                        A of the Company's Definitive Proxy Statement on
                        Schedule 14A filed with the Securities and Exchange
                        Commission on April 23, 1999.

                (2) Wolverine Tube, Inc. 1993 Stock Option Plan for Outside Directors, as amended and restated, incorporated by reference to Annex B of the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 23, 1999, and Amendment One thereto, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2001, filed with the Securities and Exchange Commission on May 15, 2001.

                (3) Non-Qualified Option Agreement No. 2 between Wolverine Tube, Inc. and Dennis Horowitz, incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended

                        December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.











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




                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                WOLVERINE TUBE, INC.

                                /S/ DENNIS J. HOROWITZ
                                --------------------------------------------
                                Dennis J. Horowitz
                                Chairman, President and Chief Executive Officer

Date: August 23, 2001















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



                                INDEX TO EXHIBITS

      EXHIBIT
      NUMBER            DESCRIPTION
      -------           --------------------------------------------------------
      (a)(1)            Offer to Exchange, dated August 23, 2001.

      (a)(2)            Form of Election to Exchange Eligible Options.

      (a)(3)            Form of Notice of Change of Election.

      (a)(4)            Form of Confirmation of Receipt.

      (a)(5)            Form of Cover Letter to Eligible Option Holders.

      (a)(6)            Form of E-mail Communication to Eligible Employees,
                        Officers and Directors.

      (a)(7)            Form of Reminder E-mail Communication to Eligible
                        Employees, Officers and Directors.

      (a)(8)            Press release dated August 23, 2001.

      (a)(9) Wolverine Tube, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

     (a)(10) Wolverine Tube, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001, filed with the Securities and Exchange Commission on August 15, 2001 and incorporated herein by reference.

      (d)(1) Wolverine Tube, Inc. 1993 Equity Incentive Plan, as amended and restated, incorporated by reference to Annex
                        A of the Company's Definitive Proxy Statement on
                        Schedule 14A filed with the Securities and Exchange
                        Commission on April 23, 1999.

      (d)(2)            Wolverine Tube, Inc. 1993 Stock Option Plan for Outside
                        Directors, as amended and restated, incorporated by reference to Annex B of the Company's Definitive Proxy
                        Statement on Schedule 14A filed with the Securities and Exchange Commission on April 23, 1999, and Amendment One thereto, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2001, filed with the Securities and Exchange Commission on May 15, 2001.

      (d)(3)            Non-Qualified Option Agreement No. 2 between Wolverine
                        Tube, Inc. and Dennis Horowitz, incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed with the Securities and Exchange Commission on March 30, 1999.